PRIVILEGED AND CONFIDENTIAL
October 29, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Christian Windsor Kathryn McHale Angela Connell Hugh West

Re:	Bank of America Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed October 22, 2008
File No. 333-153771

Bank of America Corporation
Form 10-Q for June 30, 2008, filed August 7, 2008
File Number 001-06523
Ladies and Gentlemen:
     On behalf of Bank of America Corporation (“Bank of America”), we hereby submit the responses of Bank of America and Merrill Lynch & Co., Inc. (“Merrill Lynch”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated October 27, 2008, with respect to the above-referenced filings.
     This letter and Bank of America’s Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-4 (File No. 333-153771) are being filed with the Commission electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with a courtesy copy of the Amendment marked to indicate changes from the version filed on October 22, 2008.
     For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of Bank of America or Merrill Lynch, as applicable. All references to page numbers in these responses are to the pages in the marked version of the Amendment.

PRIVILEGED AND CONFIDENTIAL
Securities and Exchange Commission
October 28, 2008

Merrill Lynch’s Executive Officers and Directors have Financial Interests..., page 10
1.	We note the 8-K filed by Bank of America on October 8, 2008 regarding Mr. Thain’s employment. With regard to Mr. Thain or other officers you have offered to retain, please include any compensation arrangements Bank of America has agreed to in connection with their continued employment.
Response:
The Staff is supplementally advised that the disclosures on pages 10, 69 and 75 of the Amendment continue to be accurate; as disclosed on pages 10 and 75, Bank of America has not reached agreement with Mr. Thain or any other executive officers of Merrill Lynch on compensation arrangements in connection with their continued employment following completion of the merger.
Legality Opinion, Exhibit 5
2.	Revise the final paragraph of the opinion to remove the limitation as to persons who can rely on the opinion.
Response:
Pursuant to the Staff’s comment, the opinion has been revised and is included as Exhibit 5(a) to the Amendment.
3.	Please confirm your intention to refile this opinion immediately prior to effectiveness or revise the last sentence of your opinion so that it is valid as of the date of effectiveness, rather than the “date hereof.”
Response:
Pursuant to the Staff’s comment, the opinion has been revised and is included as Exhibit 5(a) to the Amendment.
Tax Opinions, Exhibits 8.A and 8.B
4.	Both Wachtell Lipton and Shearman & Sterling provide opinions that opine that the disclosure in the section titled United States Federal Income Tax Consequences is “accurate in all material respects.” Item 601(h)(8) of Regulation S-K, requires an opinion regarding the material federal income tax consequences of the merger, rather than an opinion addressing the accuracy of the disclosure in registration statement. Please provide opinions of counsel that opine on the material federal income tax consequences.

PRIVILEGED AND CONFIDENTIAL
Securities and Exchange Commission
October 28, 2008

Response:
Pursuant to the Staff’s comment, the opinions have been revised and are included as Exhibits 8(a) and 8(b) to the Amendment.
Form 10-Q for Quarterly Period Ended June 30, 2008:
Notes to Consolidated Financial Statements
Note 11 — Commitments and Contingencies
Litigation and Regulatory Matters, page 26
5.	We note your response to comment 21 of our letter dated October 15, 2008 and acknowledge previous communications with the staff in this regard. We understand that facts and circumstances in this area (i.e., litigation and contingencies) are often revisited and brought current. We emphasize however, in future filings (starting with your September 30, 2008 Form 10-Q) your disclosure should reconcile to the required disclosures of SFAS 5, specifically paragraph 10. In this regard, you maybe required to disclose litigation and loss contingencies (i.e., range of possible loss, etc.) even when amounts are not accrued because it could not be reasonably estimated. Refer to footnote 6 to paragraph 10 of SFAS 5. As it relates to our current review, we will not object to your disclosure; we may however have comments in future reviews.
Response:
We acknowledge the Staff’s comment and will make appropriate disclosures in future filings.
*****
     Please contact the undersigned (telephone no. 212-403-1381) or Ross A. Fieldston (telephone no. 212-403-1340) of Wachtell, Lipton, Rosen & Katz, counsel to Bank of America, or John A. Marzulli Jr. (telephone no. 212-848-8590) or Scott D. Petepiece (telephone no. 212-848-8576) of Shearman & Sterling LLP, counsel to Merrill Lynch, should you require further information or have any questions.

Sincerely,
/s/ Nicholas G. Demmo
Nicholas G. Demmo

3